UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PETCO ANIMAL SUPPLIES, INC.

(Name of the Issuer)

PETCO ANIMAL SUPPLIES, INC.

GREEN EQUITY INVESTORS IV, L.P.

GEI CAPITAL IV, LLC

TPG PARTNERS V, L.P.

TPG ADVISORS V, INC.

ROVER HOLDINGS CORP.

ROVER ACQUISITION CORP.

JOHN G. DANHAKL

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

716016 20.9

(CUSIP Number of Class of Securities)

JOHN G. DANHAKL Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	DARRAGH J. DAVIS, ESQ. Vice President, General Counsel and Corporate Secretary PETCO Animal Supplies, Inc. 9125 Rehco Road San Diego, California 92121 (858) 453-7845

CLIVE D. BODE

Senior Advisor and Acting General Counsel

Texas Pacific Group

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

NICHOLAS P. SAGGESE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071-3144 (213) 687-5000	DAVID R. SNYDER, ESQ. T. MICHAEL HIRD, ESQ. Pillsbury Winthrop Shaw Pittman LLP 501 West Broadway, Suite 1100 San Diego, California 92101-3575 (619) 234-5000
(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c)
☒	under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.
☐

c.	A tender offer.
☐

d.	None of the above.
☐

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,694,926,985	$181,357.19

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.001 per share, of PETCO Animal Supplies, Inc. (“Common Stock”) that are proposed to be acquired in the merger and (ii) the merger consideration of $29.00 in cash per share of Common Stock, plus (y) $23,617,980 expected to be paid to holders of stock options with an exercise price of less than $29.00 per share granted by PETCO Animal Supplies, Inc. to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $10,906,900 expected to be paid to holders of restricted stock units in exchange for the cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,363.02

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: PETCO Animal Supplies, Inc.

Date Filed: August 11, 2006

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) PETCO Animal Supplies, Inc., a Delaware corporation (“PETCO” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Green Equity Investors IV, L.P., a Delaware limited partnership (“GEI IV”), (3) GEI Capital IV, LLC, a Delaware limited liability company (“GEI Capital”), (4) TPG Partners V, L.P., a Delaware limited partnership (“TPG V”), (5) TPG Advisors V, Inc., a Delaware corporation (“TPG Advisors”), (6) Rover Holdings Corp., a Delaware corporation (“Buyer”), (7) Rover Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and (8) John G. Danhakl, an individual (each, a “Filing Person” and, collectively, the “Filing Persons”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 13, 2006, by and among PETCO, Buyer and Merger Sub.

Concurrently with the filing of this Schedule 13E-3, PETCO is filing with the Securities and Exchange Commission (“SEC”) supplemental definitive proxy soliciting material (“Supplemental Material”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement, as further described in the definitive Proxy Statement filed with the SEC on September 18, 2006 (the “Proxy Statement”). The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement and Supplemental Material of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement and Supplemental Material is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and Supplemental Material. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement and Supplemental Material.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 5(a) is amended and restated in its entirety and Item 5(d) is added as follows:

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

The information set forth in the Supplemental Material under the following captions is incorporated herein by reference:

“Interests of Officers and Directors in the Merger”

“Relationship Between Us and Leonard Green and TPG”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

The information set forth in the Supplemental Material under the following captions is incorporated herein by reference:

“Interests of Officers and Directors in the Merger”

“Relationship Between Us and Leonard Green and TPG”

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Supplemental Material filed with the SEC on October 10, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	PETCO ANIMAL SUPPLIES, INC.

	By:	/s/ Rodney Carter
	Name:	Rodney Carter
	Title:	Senior Vice President and
Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	GREEN EQUITY INVESTORS IV, L.P.

	By:	GEI Capital IV, LLC, its General Partner

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	GEI CAPITAL IV, LLC

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	ROVER HOLDINGS CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	ROVER ACQUISITION CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	TPG PARTNERS V, L.P.

	By:	TPG GenPar V, L.P., its General Partner

	By:	TPG Advisors V, Inc., its General Partner

	By:	/s/ John E. Viola
	Name:	John E. Viola
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	TPG ADVISORS V, INC.

	By:	/s/ John E. Viola
	Name:	John E. Viola
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 10, 2006	/s/ John Danhakl
JOHN G. DANHAKL